SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                            Focus Enhancements, Inc.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   344159 10 8
                                 (CUSIP Number)


                                November 17, 1999
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(c)



                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BNC Bach International Ltd., Inc.
     None
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     British Virgin Islands
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                 5.   SOLE VOTING POWER
                      1,733,333 shares, including 150,000 shares which are
   NUMBER OF          issuable upon the exercise of immediately exercisable
    SHARES            warrants.
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      6.   SHARED VOTING POWER
EACH REPORTING        None.
 PERSON WITH     ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER
                      1,733,333 shares,  including 150,000 shares which
                      are  issuable  upon the  exercise of  immediately
                      exercisable warrants.
                 ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                      None.
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,733,333 shares, including 150,000 shares which are issuable upon the exercise of immediately exercisable warrants.
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                         [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.23%
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12.  TYPE OF REPORTING PERSON

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                              (Page 2 of 6 pages)

Item 1(a).     Name of Issuer.

               Focus Enhancements, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               600 Research Drive, Wilmington, Massachusetts 01887

Item 2(a).     Name of Person Filing.

               The reporting person is BNC Bach International Ltd., Inc.

Item 2(b).     Address of Principal Business Office, or if none, Residence.

               The address of the principal business office of the reporting person is:

               C/o Ultra Finanz, AG, Grossmunsterplatz 6, Zurich, CH-8022, Switzerland

Item 2(c).     Citizenship.

               BNC Bach International Ltd., Inc. is a corporation organized under the laws of the British Virgin Islands.

Item 2(d).     Title of Class of Securities.

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number.

               344159 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.        Ownership.

          (a) Amount beneficially owned by reporting person as of December 18, 1999:

               1,733,333 shares (1)

          (b)  Percent of Class: 8.23%

                              (Page 3 of 6 pages)

          (c)  Number of shares as to which such person has (see notes):

               (i)  Sole power to direct the vote:

                    1,733,333 shares (1)

               (ii) Shared power to vote or to direct the vote:

                    None

               (iii) Sole power to dispose or direct the disposition of:

                    1,733,333 shares (1)

               (iv) Shared power to dispose or direct the disposition of:

                    None

Notes:

          (1) Includes immediately exercisable stock purchase warrants to purchase 150,000 shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

                              (Page 4 of 6 pages)

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                              (Page 5 of 6 pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    December 16, 1999
                                         -------------------------------------
                                                        (Date)


                                         -------------------------------------
                                         /s/ BNC Bach International Ltd., Inc.
                                                  By: H. U. Bachofen
                                                       Director
                                         -------------------------------------
                                                     (Signature)


                              (Page 6 of 6 pages)